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                                                                  Exhibit T3E.4


CONTACT:  Timothy S. O'Toole                               FOR IMMEDIATE RELEASE
            (513) 762-6702


                       Chemed Announces Offer to Exchange
                     Convertible Trust Preferred Securities
                       for Up to Two Million Common Shares


                  CINCINNATI, December 23, 1999--Chemed Corporation (NYSE:CHE) today announced the commencement of an exchange offer whereby Convertible Trust Preferred Securities will be offered to Chemed's common shareholders in exchange for up to two million outstanding common shares. The offering documents relating to the exchange offer are being mailed to shareholders today. The exchange offer is scheduled to expire at midnight on January 24, 2000.

                  The preferred securities will be exchanged for Chemed common shares on a one-to-one ratio and will have a liquidation value of $27.00 per preferred security. The preferred securities will be convertible, at the option of holders, into Chemed common shares at a conversion price equivalent to $37.00 per common share. Each preferred security will have an annual cash distribution of $2.00, which is payable quarterly. The offering circular and ancillary documents contain numerous additional important terms relating to the preferred securities and the exchange offer.

                  On November 3, 1999, the new Chemed dividend policy was announced for the Year 2000 and beyond. Under the new dividend policy, quarterly dividends


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                                                                   Chemed, pg. 2


beginning with the March 2000 quarter are expected to be in the range of 10 cents per common share, down from the current rate of 53 cents.

                  Commenting on the plan, Chemed Chairman and Chief Executive Officer Edward L. Hutton said, "We look forward to completing the exchange offer. With Chemed's new dividend policy, the company is solidifying its position as a growth company and is increasing its commitment to an already-successful growth strategy. At the same time, the new preferred security gives our current yield-oriented stockholders an opportunity to maintain a high-yielding security, along with an appropriate participation in the upside potential of our various businesses."

                  The information agent for the offer is D. F. King & Co., Inc. (telephone: 800-848-2998). Additional copies of the offering documents, if required, may be obtained from D. F. King. The exchange agent is Norwest Bank Minnesota, N. A.

                  Chemed Corporation (www.chemed.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation with strategic positions in plumbing and drain cleaning; home healthcare services; and residential appliance and air-conditioning repair.


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